Citigroup Global Markets Holdings Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Term Sheet No. 2026-USNCH30300

Dated February 6, 2026 relating to
Preliminary Pricing Supplement No. 2026-USNCH30300

Dated February 6, 2026

Registration Statement Nos. 333-270327 and 333-270327-01

Filed Pursuant to Rule 433

Market Linked Securities—Auto-Callable with Fixed Coupon and Geared Buffer Downside

Principal at Risk Securities Linked to United Parcel Service, Inc. due February 15, 2028

Term Sheet to Preliminary Pricing Supplement No. 2026-USNCH30300 dated February 6, 2026

Summary of Terms

Issuer and Guarantor:	Citigroup Global Markets Holdings Inc. (issuer) and Citigroup Inc. (guarantor)
Underlying:	United Parcel Service, Inc. (the “underlying”). The “underlying stock” is the Class B common stock of United Parcel Service, Inc.
Stated Principal Amount:	$1,000 per security
Pricing Date*:	February 10, 2026
Issue Date*:	February 13, 2026
Final Calculation Day*:	February 10, 2028, subject to postponement
Maturity Date*:	February 15, 2028, subject to postponement
Coupon Payment:	On each coupon payment date, unless previously redeemed, the securities will pay a fixed coupon at a per annum rate equal to the coupon rate. Each “coupon payment” will be calculated per security as follows: ($1,000 × coupon rate)/12. Each coupon payment will be rounded to the nearest cent, with one-half cent rounded upward.
Coupon Rate:	At least 8.00% per annum (to be determined on the pricing date).
Coupon Payment Dates*:	Monthly, on the 13th day of each month, commencing March 2026 and ending January 2028, and on the maturity date, subject to postponement
Automatic Early Redemption:	If, on any call date, the closing value of the underlying is greater than or equal to the starting value, each security you then hold will be automatically redeemed on the immediately following coupon payment date for an amount in cash equal to $1,000 plus the related coupon payment.
Call Dates:	Monthly, on the third business day prior to each coupon payment date scheduled to occur from August 2026 to January 2028, subject to postponement
Maturity Payment Amount (per security) (if not previously redeemed):

  • if the ending value is greater than or equal to the downside threshold value: $1,000; or

  • if the ending value is less than the downside threshold value:

a number of shares of the underlying stock equal to the share delivery amount

Starting Value:	The closing value of the underlying on the pricing date
Downside Threshold Value:	80% of the starting value
Share Delivery Amount

A number of shares of the underlying stock equal to the product of (i) the stated principal amount divided by the downside threshold value and (ii) the adjustment factor, rounded to five decimal places. The adjustment factor is initially set equal to 1.0 on the pricing date, subject to adjustment for certain corporate events relating to the underlying. For purposes of determining the share delivery amount, the adjustment factor will be subject to adjustment for events with effective date or ex-dividend date, as applicable, from but excluding the pricing date to and including the maturity date. We will pay cash in lieu of delivering any fractional shares of the underlying stock in an amount equal to that fraction multiplied by the ending value.

Ending Value	The closing value of the underlying on the final calculation day
Calculation Agent:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of Citigroup Global Markets Holdings Inc.
* subject to change

Summary of Terms (continued)

Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount:	Up to 2.025%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of 1.75% and WFA may receive a distribution expense fee of 0.075%.
CUSIP / ISIN:	17332TTB5 / US17332TTB51
United States Federal Tax Considerations:	See the preliminary pricing supplement.

Hypothetical Payout Profile (value of maturity payment amount)**/***

**excludes coupon payment due at maturity

*** If the ending value is less than the downside threshold value, you will receive on the maturity date per security a number of shares of the underlying stock equal to the share delivery amount. Fractional shares will be paid in cash. For purposes of the above profile, the value of the shares received is calculated based on the ending value. The actual value of any shares received on the maturity date will depend on the closing value of the underlying on the maturity date rather than the ending value and may be less than the amounts shown.

If the ending value is less than the downside threshold value, the value of the underlying stock that you will receive at maturity is expected to be worth less than the stated principal amount of your securities and may be worthless.

You will not participate in any appreciation in the value of the underlying over the term of the securities. Consequently, your return on the securities will be limited to the coupon payments you receive and may be significantly less than the return on the underlying over the term of the securities.

On the date of the related preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $921.50 per security, which will be less than the public offering price. The estimated value of the securities is based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Preliminary Pricing Supplement:

sec.gov/Archives/edgar/data/200245/000095010326001785/dp241266_424b2-us26c0558d.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” in this term sheet and the accompanying preliminary pricing supplement and “Risk Factors” in the accompanying product supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Summary Risk Factors

The risks set forth below are discussed in detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement and the “Risk Factors” section in the accompanying product supplement. Please review those risk disclosures carefully.

•	You May Lose Some Or All Of Your Investment.

•	Higher Coupon Rates Are Associated With Greater Risk.

•	You Will Not Receive Dividends Or Have Any Other Rights With Respect To The Underlying, Unless And Until You Receive Shares Of The Underlying Stock At Maturity.

•	The Securities May Be Automatically Redeemed Prior To Maturity, Limiting Your Opportunity To Receive Coupon Payments.

•	The Securities Offer Downside Exposure To The Underlying, But No Upside Exposure To The Underlying.

•	The Performance Of The Securities Will Depend On The Closing Value Of The Underlying Solely On The Call Dates And The Final Calculation Day, Which Makes The Securities Particularly Sensitive To Volatility In The Closing Value Of The Underlying.

•	The Securities Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.

•	The Securities Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.

•	The Estimated Value Of The Securities On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.

•	The Estimated Value Of The Securities Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.

•	The Estimated Value Of The Securities Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination Of The Secondary Market Rate With Respect To Us.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.

•	We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.

•	Our Offering Of The Securities Is Not A Recommendation Of The Underlying.

•	The Closing Value Of The Underlying May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

•	We And Our Affiliates And Wells Fargo And Its Affiliates May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.

•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Securities.

•	The Securities Will Not Be Adjusted For All Events That Could Affect The Value Of The Shares Of Any Underlying Stock.

•	If A Reorganization Event Occurs With Respect To The Underlying Stock, The Calculation Agent May Make Adjustments To The Terms Of The Securities That Adversely Affect Your Return On The Securities.

•	The Securities May Become Linked To Shares Of An Issuer Other Than The Original Underlying Stock Issuer.

•	A Coupon Payment Date And The Stated Maturity Date May Be Postponed If A Call Date Or The Final Calculation Day is Postponed.

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, accompanying product supplement, prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.